STOLT-NIELSEN S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.          Tel: +44 207 611 8960
Aldwych House                   Fax: +44 207 611 8965
71-91 Aldwych                   www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

 STOLT-NIELSEN S.A. REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR 2006 RESULTS

London, England - April 25, 2007 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo
Bors: SNI) today reported unaudited results for the fourth quarter and full year ended November 30, 2006.

HIGHLIGHTS FOR THE FOURTH QUARTER OF 2006 INCLUDED:

o Operating revenue of $404.4 million for the quarter, compared with operating revenue of $347.2 million for the same quarter last year.

o Net income of $57.8 million for the quarter, compared with net income of $43.0 million for the same quarter last year.

o Stolt-Nielsen Transportation Group (SNTG) operating income was $48.7 million for the quarter, compared with $28.0 million for the last quarter in 2005.

o Stolt Tankers Joint Service Sailed-in Time-Charter Index(1) was 1.34 up 5% from 1.28 reported in the third quarter of 2006 and unchanged from the fourth quarter of 2005.

o Stolt Sea Farm's (SSF) 25% share of Marine Harvest contributed a total of $19.4 million to net income. SSF's turbot operations benefited from strong market conditions, higher prices and lower costs.

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"During the quarter, we saw solid operational performance in SNTG as a result of good market conditions in all three divisions. SNTG's reported results were impacted by three significant non-operational factors. While customer-related antitrust provisions were lower, antitrust-related legal advisor fees and Sarbanes-Oxley compliance costs were higher. SSF's turbot operations and our 25% share of Marine Harvest again made a strong contribution.

"We expect 2007 to be another strong year for our businesses. Our first quarter 2007 results will be released on Thursday, April 26, 2007. During the first quarter of 2007 parcel tanker spot rates were strong and COA renewals were up 5% on average, but results were tempered by higher costs primarily due to operational delays caused by bad weather and port congestion. Stolt Tankers Joint Service Sailed-in Time-Charter Index was 1.32 in the first quarter of 2007. The parcel tanker spot market has been positive in the first quarter of 2007 as a result of strong demand for chemicals, and the impact of the new IMO regulations. Our tank container division is expected to continue to post good results and our terminal operations should benefit from our ongoing expansions. All three SNTG divisions are being positioned via substantial investments to participate in what we perceive to be significant growth opportunities in the Middle East Gulf and Asian markets. We expect SSF's turbot operations to continue to post strong results. We foresee continued high legal costs until the antitrust-related issues are resolved."

----------
(1) The Stolt Tankers Joint Service Sailed-in Time-Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time-charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.

                                                               [GRAPHIC OMITTED]

SNSA PERFORMANCE SUMMARY AND RESULTS

                                                                QUARTER                    FULL YEAR
REPORTING ITEM (in USD millions, except per          ------------------------------   -------------------
share data (diluted) and number of shares)             4Q06       3Q06       4Q05       2006       2005
--------------------------------------------------   --------   --------   --------   --------   --------
Operating revenue                                       404.4      398.0      347.2    1,576.6    1,638.0
  Income from continuing operations                      57.8       36.8       43.0      199.9      126.0
  Net income                                             57.8       36.8       43.0      199.9      483.0
  EPS - Diluted (Continuing operations)                  0.94       0.60       0.65       3.18       1.90
  EPS - Diluted (Net income)                             0.94       0.60       0.65       3.18       7.29
Weighted average number of shares - Diluted (in
 millions)                                               61.3       61.8       66.1       62.9       66.2

Net income for the fourth quarter ended November 30, 2006 was $57.8 million, or $0.94 per share, on operating revenue of $404.4 million, compared with net income of $43.0 million, or $0.65 per share, on operating revenue of $347.2 million for the fourth quarter of 2005.

The increase in net income in the fourth quarter of 2006 compared with the same period last year was due to better performances from SNTG's parcel tanker, tank container and terminal divisions, an improvement in the operations of SSF's turbot farming activities, and a $10.0 million increase in the contribution to net income from SNSA's investment in Marine Harvest. Customer-related antitrust provisions were lower ($1.5 million in the fourth quarter of 2006 compared with $29.9 million in the same period of 2005) but results were negatively impacted by higher antitrust-related legal advisor expenses in SNTG ($12.9 million in the fourth quarter of 2006 compared with $10.2 million in the same period in 2005) and higher Sarbanes-Oxley compliance costs. In addition, in the fourth quarter of 2005 a $6.4 million SSF-related tax provision was reversed, as it was no longer required.

Net income for the year ended November 30, 2006 was $199.9 million, or $3.18 per share, on operating revenue of $1,576.6 million, compared with net income of $483.0 million (of which $126.0 million was income from continuing operations), or $7.29 per share ($1.90 per share for income from continuing operations), on operating revenue of $1,638.0 million for the year ended November 30, 2005.

Net income for the year ended November 30, 2005 included a $355.9 million gain on the sale of SNSA's investment in Stolt Offshore S.A. and $1.1 million of income from discontinued operations. The improvement in income from continuing operations in 2006 compared with 2005 reflected stronger operational performance in SNTG's tank container and terminal divisions and lower customer-related antitrust provisions in SNTG's parcel tanker division ($21.9 million in 2006 compared with $39.9 million in 2005), partially offset by higher antitrust-related legal advisor expenses in SNTG ($42.0 million in 2006 compared with $30.5 million in 2005), higher bunker fuel and ship management costs, and an increase in Sarbanes-Oxley compliance costs. Growth in income from continuing operations also reflected an improvement in SSF's performance due to stronger results from SSF's turbot operations and Southern bluefin tuna operations, and a $60.8 million contribution to net income from SNSA's investment in Marine Harvest (compared with $11.3 million in 2005).

Interest expense, net was $13.0 million lower in fiscal 2006 compared with 2005 as a result of lower outstanding debt levels, improved financing terms, and increased capitalization of interest in 2006 related to the parcel tanker newbuilding program. Results for 2006 included $4.2 million of compensation expense for stock options as a result of SNSA's adoption of SFAS No. 123(R), "Share-Based Payment" (SFAS 123(R)) with effect from December 1, 2005, as well as a charge of $6.1 million to correct for certain stock option accounting errors relating to the 1993 to 2004 fiscal years and the reversal of $3.7 million of reserves that were no longer required.

                                                               [GRAPHIC OMITTED]

Foreign currency exchange gains were $3.4 million in 2006 compared with losses of $2.1 million in 2005. The improvement was primarily the result of SNSA holding a large Euro cash balance after the receipt of a prepayment for the Marine Harvest sale transaction. Full-year 2005 results included a loss of $15.1 million on the early retirement of debt and a pre-tax gain of $10.1 million for the recognition of a previously deferred gain on the sale of Southern bluefin tuna quota rights. SNSA's income tax provision was $3.9 million lower in 2006 compared with 2005, which contained $9.8 million of tax provisions taken by SSF in the second quarter of 2005 related to a legal restructuring in anticipation of the Marine Harvest merger transaction.

JOINT VENTURE ACCOUNTING

As disclosed on March 21, 2007, management identified certain errors, principally relating to accounting for joint ventures, in previously issued financial statements. Management has concluded that these errors, while indicating a material weakness in internal controls over financial reporting, do not require restatement of any previously issued financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No 108 (Topic 1N), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). This requires companies to consider both the rollover and iron curtain methods when quantifying misstatements in the financial statements. Upon adoption, SAB 108 permits SNSA to adjust for the cumulative effect of errors that were previously considered immaterial under SNSA's previous method for evaluating errors, which was the rollover method. SNSA has recorded a cumulative effect adjustment of $12.9 million as a debit to retained earnings to correct for certain errors that were identified in 2006, which originated primarily in periods prior to December 1, 2003, and principally related to SNTG's investment in NYK Stolt Tankers S.A. This adjustment affects the carrying amount of equity joint ventures as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings at December 1, 2005. These adjustments had no impact on the 2006 consolidated statements of operations or cash flow.

DIVIDEND, SHARE BUYBACK PROGRAM, SHARE OPTIONS AND FINANCING

An interim 2006 dividend of $0.50 per common share (including American Depositary Shares) totaling $30 million was paid on December 6, 2006 to shareholders of record as of November 20, 2006. On February 8, 2007, the SNSA Board of Directors recommended a final 2006 dividend of $0.50 per common share, which is currently anticipated to be payable on July 5, 2007 to shareholders of record as of June 20, 2007. The final dividend, which is subject to shareholder approval, will be voted on at SNSA's Annual General Meeting of Shareholders currently tentatively scheduled for June14, 2007 in Luxembourg. As a result of the delay of the completion of SNSA's year-end financial statements, the dates for the Annual General Meeting of Shareholders, dividend record date, and dividend payment date have been reset from the previously scheduled dates.

On December 1, 2006, SNSA completed the $200 million repurchase program announced on August 25, 2005. A total of 6,852,240 common shares were repurchased. During the fourth quarter of 2006, 1,796,690 shares were repurchased. The repurchased shares are classified as non-voting shares held in Treasury and issued but not outstanding.

The diluted weighted average number of shares outstanding for the year ended November 30, 2006 was 62.9 million, compared with 66.2 million for the same period in 2005. The decrease in the average number of shares outstanding in 2006 reflected shares repurchased in the share repurchase program, offset by the issuance of new shares resulting from the exercise of stock options. For the same reason, the diluted weighted average number of shares outstanding for the fourth quarter of 2006 was 61.3 million, compared with 66.1 million for the same period in 2005.

                                                               [GRAPHIC OMITTED]

In accordance with SNSA's adoption of SFAS 123(R) beginning on December 1, 2005, $0.9 million of compensation expense was recorded in the fourth quarter of 2006 related to stock options, ($4.2 million for the full year).

Debt as of November 30, 2006 was $630.8 million compared with $590.2 million as of August 31, 2006, and $666.9 million as of November 30, 2005. During the fourth quarter of 2006, the strong operational cash flow, existing cash balances, and a drawdown of credit lines were principally used to fund $129.3 million of capital expenditure, $6.9 million equity contribution to non-consolidated joint ventures, and $41.8 million of share buybacks. Most of the capital expenditure consisted of progress payments on the new building of ships and the purchase of the Stolt Teal and Stolt Shua; and a $3.9 million investment in increased tank container capacity.

Net interest expense in the fourth quarter of 2006 was $5.5 million, which was a $0.7 million decrease from $6.2 million in the third quarter of 2006 and a $3.7 million decrease from $9.2 million in the fourth quarter of 2005. Net interest expense decreased in the fourth quarter of 2006 compared with the third quarter of 2006 due to the capitalization of an additional $0.9 million of interest relating to the parcel tanker newbuilding program.

VOLUNTARY DELISTING FROM NASDAQ AND TERMINATION OF ADR PROGRAM

On April 19, 2007, SNSA announced its intention to voluntarily delist its American Depositary Shares (ADSs) from the Nasdaq Global Select Market and terminate its American Depositary Receipt (ADR) program. SNSA will file Form 25 with the U.S. Securities and Exchange Commission (SEC) on or about May 11, 2007, with the delisting becoming effective 10 days after such filing. Accordingly, SNSA anticipates that the last day of trading of ADSs on the Nasdaq Global Select Market will be on or about May 21, 2007.

Concurrently, SNSA has notified Citibank, N.A., as Depositary for the ADR program, of its intention to terminate the program. The ADR program will terminate on May 24, 2007, which is 30 days after the Depositary delivered formal notice of the termination to ADR holders.

Current trading on Nasdaq accounts for less than 10% of the worldwide trading volume of SNSA's common shares. Considering the relatively limited trading volume on Nasdaq, SNSA believes that the costs and expenses associated with maintaining a dual listing, including SEC reporting obligations, outweigh the benefits of continuing such listing and registration.

SNSA will maintain its listing on the Oslo Bors.

                                                               [GRAPHIC OMITTED]

STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)

                                                                 QUARTER                   FULL YEAR
OPERATING INCOME                                     ------------------------------   -------------------
BY DIVISION (in USD millions)                          4Q06       3Q06       4Q05       2006       2005
--------------------------------------------------   --------   --------   --------   --------   --------
Stolt Parcel Tankers                                     36.7       18.2       23.4      130.0      152.6
Stolt Tank Containers                                    12.8       11.1        8.0       43.1       29.8
Stolthaven Terminals                                      8.9        7.0        4.3       30.0       23.4
SNTG Corp & Restructuring Charges                        (9.7)      (6.1)      (7.7)     (28.9)     (22.9)
SNTG Total                                               48.7       30.2       28.0      174.2      182.9

o The Stolt Tankers Joint Service Sailed-in Time-Charter Index was 1.34 in the fourth quarter of 2006 compared with 1.28 reported in the third quarter of 2006 and 1.34 in the fourth quarter of 2005.

o Parcel tanker division's results for the fourth quarter were positively impacted by strong market conditions, reduced customer-related antitrust provisions, and lower bunker fuel prices partially offset by higher antitrust-related legal adviser expenses.

o Improved performance by tank container division as a result of strong market conditions and lower antitrust-related legal advisor expenses.

o    Terminal division continued to report good operational results.

o    Higher Sarbanes-Oxley compliance costs.

PARCEL TANKER DIVISION

SNTG's parcel tanker division reported operating income of $36.7 million in the fourth quarter of 2006, compared with operating income of $18.2 million in the third quarter of 2006 and $23.4 million in the fourth quarter of 2005. Operating income for the fourth quarter of 2006 benefited from improved market conditions and lower bunker fuel costs, despite fewer operating days partially offset by higher ship management costs. Customer-related antitrust provisions were $1.5 million compared with $17.8 million in the third quarter of 2006 and $29.9 million in the last quarter of 2005 and antitrust-related legal advisor costs were $12.9 million, $9.8 million and $7.8 million, respectively. Results for the third quarter of 2006 included a gain of $1.1 million for the recycling of the Stolt Avance.

During the quarter, spot rates in most major markets strengthened with the exception of the transatlantic west market. U.S. chemical exports in particular were strong as they were positively impacted by a weak U.S. dollar and lower natural gas prices. Freight rates for vegetable oils also increased in anticipation of the new IMO regulations, which became effective January 1, 2007. Contracts during the fourth quarter were renewed on average at rollover rates.

As a result of improved market conditions and lower bunker fuel costs, the Stolt Tankers Joint Service Sailed-in Time-Charter Index of 1.34 for the fourth quarter of 2006 was up 5% from 1.28 in the third quarter of 2006 and on par with the fourth quarter of 2005. In the first quarter of 2007 the Stolt Tankers Joint Service Sailed-in Time-Charter Index was slightly lower at 1.32, as the strong spot market was offset by extra costs resulting from delays caused by adverse weather conditions and terminal congestion.

On April 11, 2007, SNTG announced that it had signed an agreement with SLS Shipbuilding Co. Ltd. for four 43,000 deadweight ton (dwt) parcel tankers. The aggregate price for the four ships is expected to be approximately $340 million, with deliveries expected to take place in 2011 and 2012. In March 2007, SNTG purchased the Multitank Iberia for $14.9 million. The Multitank Iberia, which has been renamed the Stolt Razorbill, is a double hull, 5,797 dwt parcel tanker built in 1995 and will be used in the Stolt-Nielsen Inter-European Service.
SNTG has an order book of 18 intercontinental parcel tankers totaling 788,000 dwt with

                                                               [GRAPHIC OMITTED]

expected delivery between 2007 and 2012. In addition, through its regional joint ventures, pool partners, and time charter arrangements, SNTG also has 11 parcel tankers on order totaling 223,000 dwt. SNTG estimates that the order book for the global core parcel tanker fleet, which includes deliveries through 2012, currently stands at 36% of the existing fleet, with expected scrapping of 12% over the same period.(2)

TANK CONTAINER DIVISION

SNTG's tank container division reported operating income of $12.8 million in the fourth quarter of 2006, up from $11.1 million in the third quarter of 2006 and $8.0 million in the fourth quarter of 2005. The improved performance was a result of strong market conditions and higher rates, particularly in the developing markets of the Middle East and Asia, and substantially lower antitrust-related legal advisor expenses. However, the weakening of the U.S. dollar against key currencies had a negative impact.

As a result of the strong market conditions, utilization for the fourth quarter of 2006 was 77.4%, up from 76.9% in the third quarter of 2006 and 73.5% in the fourth quarter of 2005. For the full year of 2006, the overall level of shipments was consistent with 2005.

Antitrust-related legal advisor expenses were nil in the fourth quarter of 2006 compared with $1.0 million in the third quarter of 2006 and $2.4 million in the fourth quarter of 2005.

TERMINAL DIVISION

SNTG's terminal division reported operating income of $8.9 million in the fourth quarter of 2006, compared with $7.0 million in the third quarter and $4.3 million in the fourth quarter of 2005. While the terminal division continued to deliver a strong performance in the fourth quarter of 2006 as utilization and activity levels remained high, results were negatively impacted by higher operating costs at the Santos terminal due to a strengthening of the Brazilian Real against the U.S. dollar. The third quarter of 2006 included a $1.8 million deferred tax asset write-off in the Stolthaven Westport joint venture and the fourth quarter of 2005 included a charge of $1.1 million for the closure of an office building in Houston to make way for tank expansions.

Over the past year, SNTG's terminal division announced several strategic investments to expand its worldwide network in regions where economic growth or industrial expansion is driving increased demand for bulk liquids. China was a particular focus of activity in 2006, and in December 2006 SNTG announced the signing of a partnership agreement with China's CITIC, to design, construct, own and operate a new chemical and oil products terminal on Daxie Island in Ningbo, which is expected to be operational in 2008. SNTG owns 50% of the joint venture company, Stolthaven Ningbo, with an initial investment for SNTG of $22 million. During the year, SNTG also invested $53.8 million in the Stolthaven Antwerp terminal in Belgium and established a joint venture partnership agreement for terminal facilities in Tianjin, China.

LEGAL

SNSA has previously disclosed that the U.S. Department of Justice's Antitrust Division (DOJ) announced on September 6, 2006 the indictment of SNSA, its subsidiaries Stolt-Nielsen Transportation Group Ltd. (Liberia) and Stolt-Nielsen Transportation Group Ltd. (Bermuda), and two executives, alleging a violation of
Section 1 of the Sherman Antitrust Act. SNSA has moved to have the indictment dismissed. SNSA's motion is based on the same legal grounds that formed the basis of the January 2005 ruling by the U.S. District Court for the Eastern District of Pennsylvania enforcing the Amnesty Agreement the DOJ entered into with SNSA as part of the DOJ's Corporate Leniency Program. A hearing on the matter is currently scheduled for May 30, 2007. At this stage, it is difficult to give an indication of timing of the legal process thereafter.

----------
(2) Based on publicly available industry sources and SNTG analysis.

                                                               [GRAPHIC OMITTED]

The European Commission's (EC) investigation into the parcel tanker industry has continued. On April 11, 2007, SNSA confirmed that it has received a Statement of Objections from the EC concerning alleged infringements of the EU and EEA competition rules regarding the maritime transport of bulk liquids on deep sea routes in the period August 24, 1998 to April 8, 2002. SNSA, which was granted provisional immunity by the EC on February 12, 2003, will continue to cooperate with the EC during these proceedings. It is SNSA's understanding that its status as a leniency applicant remains unchanged. SNSA has previously disclosed that the EC leniency program affords immunity from EC fines with respect to anti-competitive behavior, subject to fulfilling the conditions of the program, including continued cooperation. The issuance of the Statement of Objections does not constitute a final decision on the merits.

SNTG has actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, SNTG has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements typically affect the commercial terms of SNTG's contracts with the relevant customers. In some cases, SNTG has agreed to make up-front cash payments or guaranteed payments to customers. SNTG has made a provision of $1.5 million against operating revenue in the fourth quarter of 2006 (as compared with $17.8 million of provisions in the third quarter of 2006 and $29.9 million in the fourth quarter of 2005) reflecting such payment terms of existing settlement agreements, agreements in principle or offers made to customers. In certain cases, SNTG has agreed to future discounts, referred to as rebates, sometimes in conjunction with up front cash payments or guaranteed payments that are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates are not charged against operating revenue unless the rebate is earned. The aggregate amount of such future rebates for which SNTG could be responsible under existing settlement agreements, agreements in principle and offers made is approximately $8 million as of November 30, 2006. SNTG expects most of the revenue that would be subject to these rebates would occur within 12 months following November 30, 2006.

STOLT SEA FARM (SSF)

                                                                 QUARTER                   FULL YEAR
OPERATING INCOME                                     ------------------------------   -------------------
(in USD millions)                                      4Q06       3Q06       4Q05       2006      2005(3)
--------------------------------------------------   --------   --------   --------   --------   --------
SSF                                                       4.6        5.5        2.4       16.2       15.3

o SSF's turbot operations continued to post solid results benefiting from higher prices and strong market conditions.

SSF reported operating income of $4.6 million in the fourth quarter of 2006, compared with operating income of $5.5 million in the third quarter and $2.4 million in the fourth quarter of 2005. Strong demand drove turbot prices and volumes higher, which combined with lower costs resulted in improved operating income.

SSF's 25% interest in Marine Harvest contributed $19.4 million in net income for the quarter, due to the continued strength in salmon prices. SSF's interest in Marine Harvest contributed net income of $19.3 million

----------

(3) Includes $10.1 million for the recognition of a previously deferred gain on the sale of Southern bluefin tuna quota rights.

in the third quarter of 2006 and $9.4 million in the fourth quarter of 2005. For the full years of 2006 and 2005, it contributed $60.8 million and $11.3 million, respectively.

SSF completed three transactions in December 2006, subsequent to the end of SNSA's 2006 fiscal fourth quarter, in line with its strategy of developing species where biological know-how and technology expertise create a fundamental competitive advantage.

On December 18, 2006, SNSA announced that SSF had completed the sale of its Southern bluefin tuna business, based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totaling AUS $90 million (approximately U.S. $70 million at the then current exchange rate). SSF will recognize a gain of $44.3 million on the transaction in its first quarter of 2007.

On December 21, 2006, SNSA announced that SSF had completed the reacquisition, from Marine Harvest, of 75% of the sturgeon and caviar business, Sterling Caviar LLC, for a total purchase price of approximately $3.8 million and the assumption of loans of $1.2 million, which represented the book value of the operations. Sterling Caviar will be consolidated in SNSA's financial statements in first quarter 2007.

On December 29, 2006, SNSA announced that SSF had completed the sale of its 25% shareholding in Marine Harvest N.V. to Geveran Trading Co. Ltd. (which in turn contributed the business to Pan Fish ASA) after the approvals of the transaction from U.K. and French competition authorities. As previously announced, on March 29, 2006, SNSA received a prepayment of EUR 293.8 million (approximately $353.5 million at the then current exchange rate) representing SNSA's full share of its 25% ownership interest. Final closing of the transaction was dependent on approvals from competition and regulatory authorities. The results of SNSA's 25% ownership in Marine Harvest have been included in SNSA's reported consolidated results through SNSA's fourth quarter of 2006. SNSA will record a gain of $21.8 million on this transaction in the first quarter of 2007 based upon the value of its investment in Marine Harvest.

CONFERENCE CALL

Stolt-Nielsen S.A. will hold a live presentation and conference call to discuss the fourth quarter 2006, full year 2006, and first quarter 2007 results on Thursday, April 26, 2007 at 4:00pm CEST (10:00am EDT, 3:00pm BST) at Shippingklubben, Haakon VII's gt 1, in Oslo, Norway.

Participating in the presentation and the call will be:
-Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. -Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A. -Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation Group

From UK                 08 000289792
From U.S.               1 800-500-6404
From Norway             800 19057
From other countries    +1 719 457 2735

Phone lines will open 10 minutes before the call and a copy of the presentation will be posted to www.stolt-nielsen.com beforehand.

A postview facility (a taped recording of the conference call) will be available following the conference call on Thursday, April 26, 2007 until Friday April 27, 2007 at 11:59pm CEST (5:59pm EDT, 10:59pm BST). For

                                                               [GRAPHIC OMITTED]

access dial +1 888 203-1112 (in U.S.), 0800-0288204 (in UK), 800-15503 (in
Norway) or + 1 719 457-0820 (outside U.S.) and quote the call reservation number: 4663189.

A live audio webcast of the conference call will be available via SNSA's Internet site www.stolt-nielsen.com commencing on Thursday, April 26, 2007at 4:00pm CEST (10:00am EDT, 3:00pm BST). A playback of the conference call commences on Thursday, April 26, 2007 after 7:00pm CEST (1:00 pm EDT, 6:00pm
BST).

CONTACTS:

     Nicola Savage
     Hudson Sandler
     U.K. +44 (0) 20 7796 4133
     Stolt-Nielsen@hspr.com

     Jan Chr. Engelhardtsen
     U.K. +44 (0) 20 7611 8972
     jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sturgeon, and caviar.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)

                                                            THREE MONTHS ENDED                     THE YEAR ENDED
                                                -----------------------------------------    --------------------------
                                                  NOV 30,        AUG 31,        NOV 30,        NOV 30,        NOV 30,
                                                   2006           2006           2005           2006           2005
                                                -----------    -----------    -----------    -----------    -----------
Operating revenue (a)                           $   404,403    $   398,020    $   347,237    $ 1,576,577    $ 1,637,988
Operating expenses                                  306,628        322,714        276,006      1,223,041      1,283,852
                                                -----------    -----------    -----------    -----------    -----------
Gross profit                                         97,775         75,306         71,231        353,536        354,136

Equity in net income of non-consolidated
 joint ventures                                       4,414          1,930          4,113         17,536         14,950
Administrative and general expenses (b)             (58,101)       (58,099)       (42,743)      (208,265)      (185,171)
Restructuring charges                                  (639)          (154)        (1,779)        (1,761)        (7,064)
Gain on disposal of assets, net (c)                     490          3,228           (986)         4,222         11,558
Other operating Income (expense), net (d)               177          4,242            566          3,916         (6,003)
                                                -----------    -----------    -----------    -----------    -----------
  Operating income                                   44,116         26,453         30,402        169,184        182,406

Non-operating income (expense):
  Interest expense, net                              (5,517)        (6,201)        (9,199)       (27,628)       (40,676)
  Foreign currency exchange gain (loss), net         (1,057)          (318)          (432)         3,416         (2,149)
  Gain (loss) on early retirement of debt (e)             -              -          1,101              -        (15,110)
                                                -----------    -----------    -----------    -----------    -----------
  Income from continuing operations before
   income tax provision, minority interest
   and equity in net income of Marine Harvest        37,542         19,934         21,872        144,972        124,471
Income tax provision (f)                                896         (2,423)        11,754         (5,772)        (9,679)
                                                -----------    -----------    -----------    -----------    -----------
  Income from continuing operations before
   minority interest and equity in net
   income of Marine Harvest                          38,438         17,511         33,626        139,200        114,792
Minority interest                                       (22)           (18)           (18)           (85)           (55)
Equity in net income of Marine Harvest               19,400         19,300          9,400         60,800         11,300
                                                -----------    -----------    -----------    -----------    -----------
  Income from continuing operations                  57,816         36,793         43,008        199,915        126,037
Income from discontinued operations                       -              -              -              -          1,100
Gain on sale of investment in
 discontinued operations  (g)                             -              -              -              -        355,882
                                                -----------    -----------    -----------    -----------    -----------
  Net income                                    $    57,816    $    36,793    $    43,008    $   199,915    $   483,019
                                                ===========    ===========    ===========    ===========    ===========
PER SHARE DATA
Income per common share:
  Basic
    Income from continuing operations           $      0.95    $      0.60    $      0.66    $      3.21    $      1.94
    Income from discontinued operations                   -              -              -              -           0.02
    Gain on sale of investment in
     discontinued operations                              -              -              -              -           5.49
                                                -----------    -----------    -----------    -----------    -----------
      Net Income                                $      0.95    $      0.60    $      0.66    $      3.21    $      7.45
                                                ===========    ===========    ===========    ===========    ===========
  Diluted
    Income from continuing operations           $      0.94    $      0.60    $      0.65    $      3.18    $      1.90
    Income from discontinued operations                   -              -              -              -           0.02
    Gain on sale of investment in
     discontinued operations                              -              -              -              -           5.37
                                                -----------    -----------    -----------    -----------    -----------
      Net Income                                $      0.94    $      0.60    $      0.65    $      3.18    $      7.29
                                                ===========    ===========    ===========    ===========    ===========
Weighted average number of common shares and
 common share equivalents outstanding:
  Basic                                              60,730         61,214         65,047         62,243         64,864
  Diluted                                            61,305         61,775         66,061         62,927         66,218

SELECTED CASH FLOW DATA
Capital expenditures (h)                        $   129,286    $    55,872    $    38,699    $   293,897    $   159,200
Equity Contribution to non-consolidated
 Joint Ventures                                       6,893              0              0         59,179              0
                                                -----------    -----------    -----------    -----------    -----------
Total Capital Expenditure                       $   136,179    $    55,872    $    38,699    $   353,076    $   159,200
                                                ===========    ===========    ===========    ===========    ===========
Depreciation and amortization (excluding
 drydocking)                                    $    24,806    $    24,725    $    24,261    $    96,542    $    97,029

(a) Net of $1.5 million, $17.8 million and $21.9 million in the fourth quarter, third quarter and full year of 2006, respectively and $29.9 million and $39.9 million in the fourth quarter and full year of 2005, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) Includes stock option expense relating to the correction of error in application of APB/No.25 $6.1 million in the third quarter of 2006.

(c) Includes recognition of a previously deferred gain on the sale of Southern bluefin tuna quota rights of $10.1 million in the full year of 2005.

(d) Includes a reversal of general reserve of $2.8 million in the third quarter of 2006.

(e) Includes prepayment penalty and write-off of debt issuance costs of ($1.1) million and $15.1 million in the fourth quarter and full year of 2005, respectively, primarily related to the early retirement of SNSA's Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(f) Includes a reversal of an SSF related tax provision of $6.4 million and reversal of an SNTG related tax provision of $4.2 million in the fourth quarter and full year of 2005.

(g) Includes gain on the sale of Stolt Offshore S.A. common stock in the first quarter of 2005.

(h) Includes $25.5 million for the purchase of tank containers in the full year of 2005 by the exercise of a purchase option under terms of a lease.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                          AS OF           AS OF
                                                       ----------------------------
                                                       NOVEMBER 30,    NOVEMBER 30,
                                                           2006            2005
                                                       ------------    ------------
ASSETS

Cash and cash equivalents                              $     44,502    $     29,587
Trade receivables, net                                      131,870         138,190
Inventories                                                  17,492          17,556
Prepaid expenses                                             56,805          45,524
Other current assets                                         10,609          11,512
                                                       ------------    ------------
  Total current assets                                      261,278         242,369

Fixed assets, net of accumulated depreciation             1,672,259       1,473,633
Investment in and advances to non-consolidated joint
 ventures                                                   147,564          85,839
Investment in and loan to Marine Harvest                    322,823         329,300
Goodwill and other intangible assets, net                    24,101          24,499
Other assets                                                 81,123          84,624
                                                       ------------    ------------
  Total assets                                         $  2,509,148    $  2,240,264
                                                       ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term bank loans                                  $    144,600    $    173,349
Current maturities of long-term debt                         67,301          49,482
Accounts payable                                             50,638          53,802
Accrued liabilities                                         243,195         204,506
Dividends Payable                                            30,331               -
Prepayment proceeds on sale of Marine Harvest               353,450               -
                                                       ------------    ------------
  Total current liabilities                                 889,515         481,139

Long-term debt                                              418,875         444,099
Other non-current liabilities                                57,940         101,760
Minority interest                                               292             204
Common stock and Founder's shares                            66,081          65,740
Paid-in surplus                                             356,906         342,932
Retained earnings (b)                                       906,525         875,321
Accumulated other comprehensive income (loss), net           10,923         (16,096)
Treasury stock                                             (197,909)        (54,835)
                                                       ------------    ------------
  Total shareholders' equity                              1,142,526       1,213,062
                                                       ------------    ------------
  Total liabilities and shareholders' equity           $  2,509,148    $  2,240,264
                                                       ============    ============
  Debt, net of cash and cash equivalents:              $    586,274    $    637,343
                                                       ============    ============

(a) The Investment in and loan to Marine Harvest has reduced since the year ended November 2005 due to the paydown of a loan totalling $64.6 million, net of Equity in net Income for the full year of 2006.

(b) In the fourth quarter of 2006, SNSA adopted Staff Accounting Bulletin Topic 108, "Financial Statements - Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), recognizing a transition adjustment that effects opening retained earnings as of December 1, 2005 $12.9 million.

                                      FINAL
                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, operating income, net income and total assets for each of SNSA's reportable segments and other corporate items:

                                                             THREE MONTHS ENDED                          YEAR ENDED
                                                --------------------------------------------    ----------------------------
                                                   NOV 30,         AUG 31,         NOV 30,         NOV 30,         NOV 30,
                                                    2006            2006            2005            2006            2005
                                                ------------    ------------    ------------    ------------    ------------
OPERATING REVENUE:
  Stolt Parcel Tankers (a)                      $    274,325    $    262,208    $    232,230    $  1,066,107    $    966,155
  Stolt Tank Containers                               89,914          88,750          81,020         351,572         334,286
  Stolthaven Terminals                                24,604          24,439          21,293          93,792          83,251
  SNTG Corporate                                       1,393             443           1,433           4,722           7,285
                                                ------------    ------------    ------------    ------------    ------------
Stolt-Nielsen Transportation Group              $    390,236    $    375,840    $    335,976    $  1,516,193    $  1,390,977
Stolt Sea Farm (b)                                    13,556          23,544          10,877          60,348         245,507
Corporate and Other (c)                                  611          (1,364)            384              36           1,504
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $    404,403    $    398,020    $    347,237    $  1,576,577    $  1,637,988
                                                ============    ============    ============    ============    ============

GROSS PROFIT:
  Stolt Parcel Tankers                          $     59,510    $     38,982    $     39,694    $    211,725    $    227,913
  Stolt Tank Containers                               21,380          20,427          19,043          81,010          67,206
  Stolthaven Terminals                                10,225          10,737           7,783          38,289          31,672
  Corporate and Other                                    396          (1,190)           (689)            204             367
                                                ------------    ------------    ------------    ------------    ------------
Stolt-Nielsen Transportation Group              $     91,511    $     68,956    $     65,831    $    331,228    $    327,158
Stolt Sea Farm                                         6,262           7,720           4,809          22,893          25,474
Corporate and Other                                        2          (1,370)            591            (585)          1,504
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $     97,775    $     75,306    $     71,231    $    353,536    $    354,136
                                                ============    ============    ============    ============    ============

OPERATING INCOME (EXPENSE):
  Stolt Parcel Tankers (a)                      $     36,690    $     18,249    $     23,362    $    129,978    $    152,579
  Stolt Tank Containers (a)                           12,798          11,116           8,037          43,080          29,832
  Stolthaven Terminals                                 8,864           7,047           4,260          30,035          23,393
  SNTG Corporate (b)                                  (9,063)         (6,010)         (5,882)        (27,109)        (15,850)
                                                ------------    ------------    ------------    ------------    ------------
    SNTG before Restructuring Charges                 49,289          30,402          29,777         175,984         189,954
  SNTG Restructuring Charges                            (639)           (154)         (1,779)         (1,761)         (7,064)
Stolt-Nielsen Transportation Group (d)          $     48,650    $     30,248    $     27,998    $    174,223    $    182,890
Stolt Sea Farm (b)                                     4,575           5,548           2,421          16,176          15,323
Corporate and Other (e)                               (9,109)         (9,343)            (17)        (21,215)        (15,807)
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $     44,116    $     26,453    $     30,402    $    169,184    $    182,406
                                                ============    ============    ============    ============    ============

NET INCOME (EXPENSE):
Stolt-Nielsen Transportation Group              $     33,659    $     22,604    $     24,815    $    128,129    $    153,111
Stolt Sea Farm                                        22,562          22,703          11,067          71,621          (8,896)
Corporate and Other (f)                                1,595          (8,514)          7,126             165         (18,178)
                                                ------------    ------------    ------------    ------------    ------------
  Income from continuing operations                   57,816          36,793          43,008         199,915         126,037
    Income from discontinued operations                    -               -               -               -           1,100
    Gain (loss) on sale of investment in
     discontinued operations (g)                           -               -               -               -         355,882
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $     57,816    $     36,793    $     43,008    $    199,915    $    483,019
                                                ============    ============    ============    ============    ============

                                                                                                           AS OF
                                                                                                ----------------------------
                                                                                                NOVEMBER 30,    NOVEMBER 30,
                                                                                                    2006            2005
                                                                                                ------------    ------------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                                              $  2,130,490    $  1,813,592
Stolt Sea Farm                                                                                       419,345         408,401
Corporate and Other                                                                                  (40,687)         18,271
                                                                                                ------------    ------------
  Total                                                                                         $  2,509,148    $  2,240,264
                                                                                                ============    ============

(a) Net of $1.5 million, $17.8 million and $21.9 million in the fourth quarter, third quarter and full year of 2006, respectively and $29.9 million and $39.9 million in the fourth quarter and full year of 2005, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) In 2005 operating revenue of Stolt Sea Farm operations were contributed to Marine Harvest as of April 29, 2005 of $192.8 million in the six months of 2005 and operating losses of $5.2 million in the six months of 2005.

(c) Under the captive insurance program, each participant (which are generally companies within the same group) contributes premiums to buy insurance from the captive insurer. At the end of policy year any profits are declared as dividends to the participants. Since Marine Harvest was not a part of the group since 2005, such distributions were owed to Marine Harvest and were taken out from the Net premiums earned. This adjustment to remove the distributions owed to Marine Harvest for prior year policies resulted in a negative operating revenue in the third quarter of 2006 of $1.5 million.

(d) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $12.9 million, $9.8 million and $36.7 million in the fourth quarter, third quarter and full year of 2006, respectively, and $7.8 million and $23.8 million in the fourth quarter and full year of 2005, respectively, and at Stolt Tank Containers of $Nil, $1.0 million and $5.3 million in the fourth quarter, third quarter and full year of 2006, respectively. Also includes $2.4 million and $6.7 million in the fourth quarter and full year of 2005, respectively.

(e) The results of the third quarter of 2006 includes reversal of general reserve of $2.8 million brought forward from prior years and cumulative effect of rectification of errors in application of APB25 of $6.1 million. Also, included in 2005 are due diligence costs relating to the SSF/Nutreco merger of $0.3 million and $1.2 million in the fourth quarter, and full year 2005, respectively.

(f) Includes prepayment penalty and write-off of debt issuance costs of ($1.1) million and $15.1 million in the fourth quarter and full year of 2005, respectively, primarily related to the early retirement of SNSA's Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(g) Includes gain on the sale of Stolt Offshore S.A. common stock in the first quarter of 2005.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
          SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, equity in net income of non-consolidated joint ventures, administrative and general expenses, gain (loss) on disposal of assets, net, other operating income (expense), net, operating income, total assets, capital expenditures and depreciation and amortization expense for each of the operating divisions of
SNTG:

                                                             THREE MONTHS ENDED                          YEAR ENDED
                                                --------------------------------------------    ----------------------------
                                                   NOV 30,         AUG 31,         NOV 30,         NOV 30,         NOV 30,
                                                    2006            2006            2005            2006            2005
                                                ------------    ------------    ------------    ------------    ------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea (a)                                 $    229,321    $    218,080    $    191,999    $    897,915    $    804,728
    Regional Fleet                                    45,004          44,128          40,231         168,192         161,427
                                                ------------    ------------    ------------    ------------    ------------
  Stolt Parcel Tankers - Total                       274,325         262,208         232,230       1,066,107         966,155
  Stolt Tank Containers                               89,914          88,750          81,020         351,572         334,286
  Stolthaven Terminals                                24,604          24,439          21,293          93,792          83,251
  SNTG Corporate                                       1,393             443           1,433           4,722           7,285
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $    390,236    $    375,840    $    335,976    $  1,516,193    $  1,390,977
                                                ============    ============    ============    ============    ============

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea                                     $     49,683    $     32,147    $     32,581    $    181,072    $    197,921
    Regional Fleet                                     9,827           6,835           7,113          30,653          29,992
                                                ------------    ------------    ------------    ------------    ------------
  Stolt Parcel Tankers - Total                        59,510          38,982          39,694         211,725         227,913
  Stolt Tank Containers                               21,380          20,427          19,043          81,010          67,206
  Stolthaven Terminals                                10,225          10,737           7,783          38,289          31,672
  SNTG Corporate                                         396          (1,190)           (689)            204             367
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $     91,511    $     68,956    $     65,831    $    331,228    $    327,158
                                                ============    ============    ============    ============    ============

EQUITY IN NET INCOME (LOSS) OF
 NON-CONSOLIDATED JOINT VENTURES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                          $      3,384    $      2,768    $      3,501    $     15,528    $     11,592
  Stolt Tank Containers                                   24             (40)              9             (20)            139
  Stolthaven Terminals                                 1,006            (798)            602           2,028           2,837
  SNTG Corporate                                           -               -               1               0              73
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $      4,414    $      1,930    $      4,113    $     17,536    $     14,641
                                                ============    ============    ============    ============    ============

ADMINISTRATIVE AND GENERAL EXPENSES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers (b)                      $    (27,072)   $    (26,186)   $    (21,241)   $   (100,637)   $    (88,158)
  Stolt Tank Containers (c)                           (8,634)         (9,139)        (11,081)        (37,900)        (37,704)
  Stolthaven Terminals                                (2,367)         (2,892)         (2,949)        (10,279)         (9,940)
  SNTG Corporate                                      (9,460)         (6,713)         (5,127)        (29,434)        (14,641)
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $    (47,533)   $    (44,930)   $    (40,398)   $   (178,250)   $   (150,443)
                                                ============    ============    ============    ============    ============

GAIN (LOSS) ON DISPOSAL OF ASSETS, NET:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                          $        583    $      2,237    $       (708)   $      3,108    $       (409)
  Stolt Tank Containers                                    8            (132)             42             (30)             82
  Stolthaven Terminals                                     -               -          (1,176)             (3)         (1,176)
  SNTG Corporate                                          (2)          1,118             856           1,117             856
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $        589    $      3,223    $       (986)   $      4,192    $       (647)
                                                ============    ============    ============    ============    ============

OTHER OPERATING INCOME (EXPENSE), NET:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                          $        285    $        448    $      2,116    $        254    $      1,641
  Stolt Tank Containers                                   20               -              24              20             109
  Stolthaven Terminals                                     -               -               -               0               -
  SNTG Corporate                                           3             775            (923)          1,004          (2,505)
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $        308    $      1,223    $      1,217    $      1,278    $       (755)
                                                ============    ============    ============    ============    ============

OPERATING INCOME:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                          $     36,690    $     18,249    $     23,362    $    129,978    $    152,579
  Stolt Tank Containers                               12,798          11,116           8,037          43,080          29,832
  Stolthaven Terminals                                 8,864           7,047           4,260          30,035          23,393
  SNTG Corporate                                      (9,063)         (6,010)         (5,882)        (27,109)        (15,850)
                                                ------------    ------------    ------------    ------------    ------------
  SNTG before Restructuring Charges                   49,289          30,402          29,777         175,984         189,954
  SNTG Restructuring Charges                            (639)           (154)         (1,779)         (1,761)         (7,064)
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $     48,650    $     30,248    $     27,998    $    174,223    $    182,890
                                                ============    ============    ============    ============    ============

(a) Net of $1.5 million, $17.8 million and $21.9 million in the fourth quarter, third quarter and full year of 2006, respectively and $29.9 million and $39.9 million in the fourth quarter and full year of 2005, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) Includes antitrust and other investigation related legal expenses of $12.9 million, $9.8 million and $36.7 million in the fourth quarter, third quarter and full year of 2006, respectively, and $7.8 million and $23.8 million in the fourth quarter and full year of 2005, respectively.

(c) Includes antitrust and other investigation related legal expenses of Nil, $1.0 million and $5.3 million in the fourth quarter, third quarter and full year of 2006, respectively. Also includes $2.4 million and $6.7 million in the fourth quarter and full year of 2005, respectively.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
    SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP - CONTINUED
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                                                            AS OF
                                                                                                ----------------------------
                                                                                                NOVEMBER 30,    NOVEMBER 30,
                                                                                                    2006            2005
                                                                                                ------------    ------------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group
  Stolt Parcel Tankers                                                                          $  1,535,672    $  1,319,979
  Stolt Tank Containers                                                                              146,758         124,349
  Stolthaven Terminals                                                                               372,246         301,790
  SNTG Corporate                                                                                      75,814          66,904
                                                                                                ------------    ------------
  Total                                                                                         $  2,130,490    $  1,813,022
                                                                                                ============    ============

                                                             THREE MONTHS ENDED                          YEAR ENDED
                                                --------------------------------------------    ----------------------------
                                                NOVEMBER 30,       AUG 31,      NOVEMBER 30,    NOVEMBER 30,    NOVEMBER 30,
                                                    2006            2006            2005            2006            2005
                                                ------------    ------------    ------------    ------------    ------------
CAPITAL EXPENDITURES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                          $    119,354    $     49,671    $     27,368    $    260,348    $     93,326
  Stolt Tank Containers                                6,220           2,069           4,301          18,405          35,366
  Stolthaven Terminals                                 1,494           3,165           4,019          10,705          20,627
  SNTG Corporate                                         271             522             828           1,415           4,314
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $    127,339    $     55,427    $     36,516    $    290,873    $    153,633
                                                ============    ============    ============    ============    ============

DEPRECIATION AND AMORTIZATION EXPENSE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                          $     17,441    $     16,726    $     16,277    $     68,576    $     65,057
  Stolt Tank Containers                                2,112           1,997           1,918           8,109           7,185
  Stolthaven Terminals                                 3,453           3,064           3,282          12,359          11,150
  SNTG Corporate                                         997           1,633           2,139           3,839           4,372
                                                ------------    ------------    ------------    ------------    ------------
  Total                                         $     24,003    $     23,420    $     23,616    $     92,883    $     87,764
                                                ============    ============    ============    ============    ============

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
            OPERATING YARDSTICKS - STOLT-NIELSEN TRANSPORTATION GROUP
                                   (UNAUDITED)

STOLT PARCEL TANKERS DIVISION:                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
----------------------------------------------  -----------   -----------   -----------   -----------
JOINT SERVICE SAILED-IN TIME-CHARTER INDEX
  2004                                                 1.02          1.19          1.20          1.25
  2005                                                 1.29          1.31          1.36          1.34
  2006                                                 1.30          1.30          1.28          1.34

VOLUME OF CARGO CARRIED - MILLIONS OF TONS
  Deepsea fleet:
  2004                                                  3.4           3.6           3.8           4.0
  2005                                                  3.7           3.7           3.8           3.8
  2006                                                  3.8           3.7           3.7           3.4

  Regional fleets - Wholly Owned:
  2004                                                  2.2           2.3           2.4           2.2
  2005                                                  2.2           2.3           2.4           2.3
  2006                                                  2.3           2.7           2.6           2.5

OPERATING DAYS
  Deepsea fleet:
  2004                                                5,794         5,900         6,080         6,252
  2005                                                6,147         6,201         6,158         6,123
  2006                                                6,182         6,296         6,276         6,208

  Regional fleets - Wholly Owned:
  2004                                                4,980         5,009         5,080         4,941
  2005                                                4,922         5,165         5,177         5,189
  2006                                                5,278         5,611         5,617         5,568

AVERAGE NUMBER OF SHIPS OPERATED IN THE PERIOD
  Deepsea fleet:
  2004                                                   64            64            66            69
  2005                                                   68            67            67            67
  2006                                                   69            68            68            68

  Regional fleets - Wholly Owned:
  2004                                                   55            54            55            54
  2005                                                   55            56            56            57
  2006                                                   59            61            61            61

Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities

STOLT TANK CONTAINERS DIVISION:
----------------------------------------------
NUMBER OF SHIPMENTS
  2004                                               20,214        21,656        21,189        21,203
  2005                                               21,483        21,417        18,978        18,996
  2006                                               19,312        20,384        20,927        20,636

TANK CONTAINERS OPERATED AND LEASED AT END OF
 PERIOD
  2004                                               16,271        16,923        17,035        17,153
  2005                                               17,281        17,690        17,959        17,979
  2006                                               18,006        18,238        18,346        18,944

TANK CONTAINER UTILIZATION - %
  2004                                                 80.5%         79.8%         79.4%         78.9%
  2005                                                 79.7%         79.4%         72.9%         73.5%
  2006                                                 74.7%         76.1%         76.9%         77.4%

STOLTHAVEN TERMINALS DIVISION:
----------------------------------------------
AVERAGE MARKETABLE SHELL BARREL CAPACITY
 (millions of barrels)
  2004                                                 3.89          3.94          3.99          4.00
  2005                                                 4.13          4.22          4.36          4.33
  2006                                                 4.33          4.40          4.60          4.60

TANK CAPACITY UTILIZATION - %
  2004                                                 97.0%         98.7%         98.6%         96.7%
  2005                                                 96.7%         97.6%         95.1%         95.6%
  2006                                                 98.8%         98.1%         98.3%         98.6%